                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Microwave Power Devices, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $ .01 Per Share
                         (Title of Class of Securities)

                                    59517M103
                                 (CUSIP Number)


                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                         Telephone: 011 44 20 7655 5000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                October 12, 2000
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section
240.13d-1(g), check the following box [   ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Ericsson MPD Acquisition Corp.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                 7      Sole Voting Power

     NUMBER OF                          0
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8      Shared Voting Power
      OWNED BY
       EACH                             5,737,600 shares of Common Stock
     REPORTING                   -----------------------------------------------
      PERSON                     9      Sole Dispositive Power
       WITH
                                        0
                                 -----------------------------------------------
                                 10     Shared Dispositive Power

                                        5,737,600 shares of Common Stock
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,737,600 shares of Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          53.6%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Ericsson Inc.
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                                 7      Sole Voting Power

     NUMBER OF                          0
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8      Shared Voting Power
      OWNED BY
       EACH                             5,737,600 shares of Common Stock
     REPORTING                   -----------------------------------------------
      PERSON                     9      Sole Dispositive Power
       WITH
                                        0
                                 -----------------------------------------------
                                 10     Shared Dispositive Power

                                        5,737,600 shares of Common Stock
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,737,600 shares of Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          53.6%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Telefonaktiebolaget LM Ericsson (publ)
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)

         WC
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6        Citizenship or Place of Organization

         The Kingdom of Sweden
--------------------------------------------------------------------------------
                                 7      Sole Voting Power

     NUMBER OF                          0
       SHARES                    -----------------------------------------------
    BENEFICIALLY                 8      Shared Voting Power
      OWNED BY
        EACH                            5,737,600 shares of Common Stock
     REPORTING                   -----------------------------------------------
      PERSON                     9      Sole Dispositive Power
       WITH
                                        0
                                 -----------------------------------------------
                                 10     Shared Dispositive Power

                                        5,737,600 shares of Common Stock
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,737,600 shares of Common Stock
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)

          53.6%
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

                  The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock") of Microwave Power Devices, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 49 Wireless Boulevard, Hauppauge, New York 11788.

ITEM 2.   IDENTITY AND BACKGROUND

                  The persons listed in numbers 1 through 3 are the persons filing this joint statement.

1.        a.      Telefonaktiebolaget LM Ericsson (publ) is a corporation
                  incorporated under the laws of The Kingdom of Sweden
                  ("Ericsson").


          b. The address of the principal office of Ericsson is Telefonvagen 30, S-126 25 Stockholm, Sweden.

          c. Ericsson is the leading communications supplier, combining innovation in mobility and Internet in creating the new era of mobile Internet. Ericsson provides total solutions covering everything from systems and applications to mobile phones and other communications tools.

          d. During the last five years, Ericsson has not been convicted in any criminal proceeding.

          e. During the last five years, Ericsson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.        a.      Ericsson Inc. is a corporation organized under the laws of the
                  State of Delaware ("Parent").


          b. The address of the principal office of Ericsson is 740 E. Campbell Road, Richardson, Texas 75081.

          c. Parent is an indirect wholly owned subsidiary of Ericsson and the principal U.S. subsidiary of Ericsson.

          d. During the last five years, Parent has not been convicted in any criminal proceeding.

          e. During the last five years, Parent has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.        a.      Ericsson MPD Acquisition Corp. is a corporation incorporated under the laws of the State of Delaware ("Acquisition Corp.").

          b. The address of the principal office of Acquisition Corp. is 740 E. Campbell Road, Richardson, Texas 75081.

          c.      Acquisition Corp. is a wholly owned subsidiary of Parent.

          d. During the last five years, Acquisition Corp. has not been convicted in any criminal proceeding.

          e. During the last five years, Acquisition Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Ericsson, Parent and Acquisition Corp. are referred to collectively in this Statement as the "Reporting Persons". The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Exhibit A attached hereto, which Exhibit is incorporated herein by reference. During the last five years, to the knowledge of the Reporting Persons, no person named on Exhibit A with respect to that particular corporation has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  This Statement relates to a Stockholders' Agreement, dated as of October 12, 2000 (the "Stockholders' Agreement"), entered into by Parent, Acquisition Corp. and certain stockholders of the Issuer, namely George Sbordone, James Silver, Lee Leong, Alfred Weber and Charter Technologies Limited Liability Company, the Issuer's largest stockholder (collectively, the "Principal Stockholders"), pursuant to which, among other things, the Principal Stockholders have agreed to (i) tender their shares of Common Stock in the Offer (as defined below) (ii) vote such shares of Common Stock in favor of the Merger (as defined below) and (iii) grant to Acquisition Corp. an option to purchase such shares at $8.70 per share upon the terms and subject to the conditions set forth in the Stockholders' Agreement (the "Option").

                  On October 12, 2000, Parent, Acquisition Corp. and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides that Acquisition Corp. will offer to purchase all the outstanding shares of Common Stock of the Issuer for $8.70 per share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

                  The funds for the purchases of Common Stock in the Offer, the Merger and pursuant to the Option will be supplied from available funds of the Reporting Persons.

                  References to, and descriptions of, the Offer, the Merger Agreement and the Stockholders' Agreement as set forth above in this Item 3 are qualified in their entirety by references to the copies of the Merger Agreement and the Stockholders' Agreement, respectively, included as Exhibits B and C to this Statement, and incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.   PURPOSE OF TRANSACTION

                  The purpose of the Offer is for Parent to acquire all of the outstanding shares of Common Stock. The beneficial ownership of the Reporting Persons is acquired pursuant to the Stockholders' Agreement. The purpose of the merger to be consummated pursuant to the Offer (the "Merger") is for Parent to acquire through Purchaser all of the shares of Common Stock not tendered into the Offer. As a result of the Merger, the Issuer will continue as the surviving corporation and will become a direct wholly owned subsidiary of Parent. Parent required that the Principal Stockholders execute the Stockholders' Agreement as an inducement to Parent and Acquisition Corp. to enter into the Merger Agreement. The Stockholders' Agreement is intended to provide greater certainty that Parent's acquisition of the Issuer will be consummated by (i) requiring the Principal Stockholders to tender their shares of Common Stock into the Offer,
(ii) requiring the Principal Stockholders to vote their shares of Common Stock in favor of the Merger, and (iii) providing Acquisition Corp. the Option which is exercisable in certain circumstances upon termination of the Offer or consummation of the Offer without a Principal Stockholder tendering his or its shares of Common Stock in the Offer.

                  If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors and officers of Acquisition Corp. immediately prior to the effective time of the Merger will become the initial directors and officers of the surviving corporation, respectively, (ii) the Certificate of Incorporation of the Issuer shall be amended and restated to read as the Certificate of Incorporation of Acquisition Corp. as in effect immediately prior to the effective time of the Merger, except that Article I, relating to the name of the Issuer shall remain unchanged and (iii) the By-laws of Acquisition Corp. shall be the By-laws of the surviving corporation. Additionally, as a result of the consummation of the Offer and/or the Merger, the Common Stock will be deregistered under the Securities Act of 1934 and delisted from The Nasdaq National Market System.

                  Upon the purchase by Acquisition Corp. of shares of Common Stock pursuant to the Offer and from time to time thereafter, Acquisition Corp. shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Issuer as shall give Acquisition Corp. representation on the Board of Directors of the Issuer (the "Board") equal to the product of the total number of directors on the Board (giving effect to the election of any directors pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Issuer Common Stock beneficially owned by Acquisition Corp. or any affiliate of Acquisition Corp. following such purchase bears to the total number of shares of Common Stock then outstanding, and the Issuer shall, at such time, take all actions necessary to cause Acquisition Corp.'s designees to be elected as directors of the Issuer including increasing the size of the Board or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the time of the Merger, the Issuer shall use its reasonable best efforts to ensure that at least two members of the Board and each committee of the Board as of the date hereof, who are not employees of the Issuer shall remain members of the Board and of such boards and committees.

                  The Merger Agreement provides that the Issuer shall not, between the date of the Merger Agreement and the Merger, without the prior consent of Parent, (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organization documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of any class of capital stock of the Issuer or any subsidiary of the Issuer, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Issuer or any subsidiary of the Issuer (except for the issuance of shares of Issuer Common Stock issuable pursuant to employee stock options outstanding on the date of the Merger Agreement); or (ii) any assets of the Issuer or any subsidiary of the Issuer, except in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock; or (d) split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock.

                  References to, and descriptions of, the Offer, the Merger Agreement and the Stockholders' Agreement as set forth above in this Item 4 are qualified in their entirety by references to the copies of the Merger Agreement and the Stockholders' Agreement, respectively, included as Exhibits B and C to this Statement, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         a. - b. As a result of the Stockholders' Agreement, the Reporting Persons may be deemed to each be the beneficial owner of 5,737,600 shares of Common Stock (the "Principal Stockholders' Shares") for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 53.6% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on October 19, 2000 as disclosed by the Issuer to Parent). To the knowledge of the Reporting Persons, there are no shares of Common Stock which are beneficially owned by any other person referred to in Exhibit A hereto. The Reporting Persons may be deemed to have shared power to vote the shares of Common Stock with respect to the matters described in the above items. However, the Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Principal Stockholders' Shares and (ii) disclaims any beneficial ownership of the Principal Stockholders' Shares. The Reporting Persons do not have the power to dispose of the Principal Stockholders' Shares.

         c. Except as set forth herein, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Exhibit A hereto beneficially owns or has acquired or disposed of any shares of Common Stock during the past 60 days.

         d. Except as set forth in the Offer to Purchase, to the knowledge of the Reporting Persons, the Principal Stockholders retain the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OF RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than the Merger Agreement and the exhibits and schedules thereto, and the Stockholders' Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Directors and Officers of the Reporting Persons.

Exhibit B - Merger Agreement, dated as of October 12, 2000, among Parent,
            Acquisition Corp., and the Issuer (incorporated by reference to the Schedule 14D-9 filed by the Issuer on October 20, 2000).

Exhibit C - Stockholders' Agreement, dated as of October 12, 2000 among Parent,
            Acquisition Corp. and certain stockholders of the Issuer (incorporated by reference to the Schedule 14D-9 filed by the Issuer on October 20, 2000).

Exhibit D - Joint Filing Agreement between the Reporting Persons pursuant to
            Rule 13d-1(k)(l)(iii).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 23, 2000

                                 TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)



                                 /s/ Rolf Eriksson
                                 ------------------------------
                                 Name: Rolf Eriksson
                                 Title: Vice President

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 23, 2000

                                 ERICSSON INC.


                                 By:      /s/ Lawrence F. Lyles
                                 ----------------------------------------------
                                 Name:        Lawrence F. Lyles
                                 Title:       Vice President and General Counsel

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    October 23, 2000

                                 ERICSSON MPD ACQUISITION CORP.


                                 By:      /s/ Lawrence F. Lyles
                                 ----------------------------------------------
                                 Name:        Lawrence F. Lyles
                                 Title:       President and Chairman